April 14, 2011

By Email

Jennifer Thompson Branch Chief United States Securities and Exchange Commission Washington, D.C. 20549
Re:	A&J Venture Capital Group, Inc.

Form 10-K for the Year Ended June 30, 2010

Filed September 28, 2010

Form 8-K Filed January 27, 2011

File No. 333-146441

Dear Ms. Thompson:

In response to your letter of March 22, 2011 regarding the above-referenced issuer, Reliabrand Inc. formerly known as A&J Venture Capital Group, Inc. (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Form 8-K filed January 27, 2011

1.	We have reviewed your response to comment 3 in our letter dated February 11, 2011 and have the following comments:

•
Please provide us with a concise timeline of the transactions that have transpired between any of the following parities:  you, 0875505 BC, Adiri, WaterGeeks and Mr. Meikle.  In doing so, please tell us the nature of each transaction and how it was accounted for, including identifying the accounting acquirer for any acquisitions.

•
You state that you are purchasing 0875505 BC's business and will account for the purchase under ASC 810-10-55 as a business combination. As requested in our prior comment, please provide us with your analysis under ASC 805-10-55-4

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

•
through 55-9 as to whether you are acquiring a business versus acquiring assets. Your response should contain your analysis of each criteria specified in this guidance to demonstrate to us how you reached the conclusion that you acquired a business.  Also, explain to us any difference between the business or assets that you acquired from 0875505 BC and the business or assets that 0875505 BC acquired from Adiri.

•
We note in your response that Adiri is no longer in business.  Please tell us whether 0875505 BC will remain in business once you consummate the Asset Purchase Agreement.  If 0875505 BC will remain in business, please tell us the nature of their ongoing business operations after your acquisition of the Adiri assets and briefly describe the types of assets they will retain after your acquisition of the Adiri assets.

•
Your response indicates that you have acquired all the patents and trademarks for the Adiri baby bottle that Adiri previously produced and are continuing to develop the newer version of the Adiri baby bottle and related components.  Please ensure that this is clearly disclosed in future filings, including any amendments to your Form 8- K.

•
We note that you do not believe that you meet the definition of a shell company as defined in Rule 12b-2.  Please explain to us in sufficient detail why you believe you were an operating company versus a company with nominal assets and nominal operations immediately prior to the consummation of the Asset Purchase Agreement with 0875505 BC.  Please note that previous lines of business that you exited prior to the date of the Asset Purchase Agreement would not impact your analysis of whether you were effectively a shell company immediately prior to acquiring the Adiri assets.

•
Given that you will issue 35 million shares of your common stock in exchange for the Adiri assets, it appears that this stock issuance will give majority control of your company to the shareholder of 0875505 BC.  If this is the case, please confirm to us that a change of control will occur.  Also, as previously requested, explain to us in detail how you will account for this transaction and cite the specific authoritative accounting literature upon which you are relying. Your response should include a detailed analysis of whether you or 0875505 BC is the accounting acquirer and whether it is appropriate to use purchase accounting.  Your response should also explain how you considered whether 0875505 BC and/or Adiri is your predecessor for financial statement purposes. Refer to Rule 405 of Regulation C.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

RESPONSE:

In response to your first bullet point above, the Company first met with Brent Meikle in August, 2010 in connection with his company, Watergeeks.  Although the Company was interested in acquiring Watergeeks, at the time, it was not deemed to be a suitable acquisition given the amount of capital that the Company would have to expend in order to execute Watergeeks business plan and to prepare the audited financial statements for it and the parties agreed to hold future discussions about the possible acquisition of Watergeeks.  At the time that the Company met Mr. Meikle, he introduced the Company to the principals of 0875505 B.C. Ltd. (“0875505 BC”).  The Company’s understanding of the relationship between Mr. Meikle and 0875505 BC is that Mr. Meikle originally intended to purchase the Adiri assets from the receiver appointed when Adiri went out of business.  0875505 BC had the funds to purchase the Adiri assets and did so when Mr. Meikle was unable to secure the necessary funding to purchase the Adiri assets.  The Company had no involvement with the initial acquisition of the Adiri assets by 0875505 BC.

In response to your second bullet point, the Company reviewed ASC 805-10-55 in determining the appropriate method to account for this acquisition of assets. We offer the following analysis of each section requested by you:

ASC 805-10-55-4: The Company determined that it acquired a “business” in that acquired tangible and intangible assets from 0875505 BC that constitute a) inputs as represented by the acquired patents which give the Company the right to produce and market baby bottles (“outputs”) which will produce a future revenue stream for the Company.

ASC 805-10-55-5: The Company has developed preliminary contacts with 3rd party manufacturing entities that will manufacture the baby bottles that are defined by the patents. The Company will market and sell the baby bottles. As of this time, the Company has received informal Customer inquiries based on the reputation of the Adiri bottles. The Company has not yet manufactured any products for sale.

ASC 805-10-55-6 and -7: The Company is in the development stage as defined by ASC 915-10-05. The Company anticipates that it will exit the development stage by June 30, 2011 in that production of the Adiri bottles will have begun and they Company will have recognized sales. The Company is interviewing potential manufacturers for the Adiri bottles but has not yet entered into any production agreements.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

ASC 805-10-55-8: The Adiri bottles have been successfully sold by prior owners of the patents. The products have received numerous product design awards. The Company believes that the Adiri bottles will be well received by the market place.

ASC 805-10-55-9: The Company will  not record Goodwill as a result of this transaction.

There is no material difference between the assets the Company acquired from 0875505 BC and the assets that 0875505 BC acquired from Adiri.

In response to your third bullet point, the Company has been informed that 0875505 BC will remain in business to pursue other acquisitions and to consult with the Company in the Company’s efforts to further develop the baby bottle and its components.

In response to your fourth bullet point, please be advised that the Company will disclose in all future filings that it has acquired all the patents and trademarks for the Adiri baby bottle that Adiri previously produced and is continuing to develop the newer version of the Adiri baby bottle and related components.

In response to your fifth bullet point, the Company does not believe it is a “shell company” as defined in Rule 12b-2.  Under Rule 12b-2, shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has and continues to have operations which are not nominal.  Although the Company has yet to generate revenue, it has at all times been engaged in, and actively participating, in its business operations.  Although its prior businesses have not proceeded as envisioned nor been as successful, the Company has actively been engaged in operations.

The Company has been engaged in the apparel business as well as oil and gas in Tennessee.  In January, 2010, the Company opened offices in the United States and Hong Kong and launched its website.  Also in January, 2010, the Company entered into a joint venture with Shanghai Vineteria International Trading Co. Ltd.  to export Heidelberg Beer into mainland China.  Eventually, the Company secured a five year contract to conduct this export business and prior management is continuing to export beer to China from Germany.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

In response to your sixth bullet point, we confirm that the shareholders of 0875505 BC will have majority control of the registrant after the transaction closes. Accordingly a change in control will take place. As required by ASC 805-10-05, we have determined that 0875505 BC will be the accounting acquirer in the transaction, notwithstanding the fact that the registrant did not acquire any equity of 0875505 BC as part of this transaction. Therefore the registrant’s accounting will be similar to a reverse merger. In addition, we determined that it is more appropriate for 0875505 BC to be the predecessor for financial statement reporting purposes. 0875505 BC acquired the Adiri assets for cash in a bankruptcy liquidation proceeding. It is our understanding Adiri, a privately held enterprise, had been operationally dormant for a year when it was liquidated. Further, the historical accounting records of Adiri are not available to us. In accordance with ASC 805-10-25-1, we will apply the acquisition method of accounting. We will recognize the specific identifiable assets acquired and the specific liabilities assumed. We will record those assets and liabilities at their book value as of the date of acquisition, the closing date. We do not anticipate that we will record any goodwill or a gain from a bargain purchase from this transaction.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com

Please contact me with any questions.

Sincerely,

MCDOWELL ODOM LLP

Claudia J. McDowell

Enclosures

28212 Kelly Johnson Parkway, Suite 110 | Valencia, California 91355
661.414.7125 Business | 818.475.1819 Facsimile |claudia@mcdowellodom.com
www.mcdowellodom.com